BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), under the terms of CVM Instruction #358, of January 3, 2002, and in connection with the Material Fact dated as of June 29, 2018, informs its shareholders and the market in general that its Board of Directors, in the meeting held today, approved the engagement and the appointment of new executives for the following positions:

Vice-Presidency of Brazilian Market

Mr. Sidney Manzaro returns to BRF, where he served in different key positions in the commercial department between the years of 2005 and 2015. Mr. Manzaro takes office, on August 13, 2018, as Vice-President of Brazilian Market, in substitution of Mr. Alexandre Almeida, who leaves the Company. Graduated in Business Administration from Unisanta, post-graduated in Marketing from ESPM and with specializations at Fundação Dom Cabral and Thunderbird School of Global Management, Mr. Manzaro steps down as Chief Executive Officer of Grano Alimentos, where he served in the last two years. BRF demonstrates its gratitude towards the enormous contribution made by Mr. Almeida when he headed the Vice-Presidency of Brazilian Market and expresses its sincere votes of success in his future endeavors.

Vice-Presidency of Operations

As of August 01, 2018, Mr. Vinícius Guimarães Barbosa joins the Company as Vice-President of Operations. The executive holds a bachelor’s degree in production engineering from the Federal University of Rio de Janeiro, with MBA from IBMEC and specialization courses at Harvard, Stanford, MIT, and Kellog. Mr. Barbosa developed his entire career at Anheuser-Busch InBev, where he served in several key positions in different subsidiaries. His latest role was as Vice-President of Logistics and Supply for the North American Operation.

Vice-Presidency of Institutional Affairs, Legal, and Compliance

Mr. Bruno Ferla, currently serving as a consultant to the Company and heading its Legal Department, takes office, as of August 01, 2018, as Vice-President of Institutional Affairs, Legal, and Compliance. Graduated in Law from the University of Sao Paulo and post-graduated in Business Administration from Fundação Getúlio Vargas, Mr. Ferla stepped down as Partner at Vella Pugliese Buosi e Guidoni Advogados. The executive was also a partner at Veirano Advogados and served in several key positions at Camargo Corrêa, Alpargatas, and Pinheiro Neto Advogados.

São Paulo, July 20, 2018.

Lorival Nogueira Luz Jr.

Global Chief Operating Officer,

Chief Financial and Investor Relations Officer